EXHIBIT 1.01




                            UNISYS CORPORATION
                         CONFLICT MINERALS REPORT
                            REPORTING YEAR: 2013

COMPANY OVERVIEW

Unisys Corporation ("Unisys") is a worldwide information technology ("IT") company. We provide a portfolio of IT services, software, and technology. We operate in two business segments - Services and Technology. In the Technology segment, we design and develop servers, software and related products.

Early in 2013 Unisys determined that certain of its products were likely to contain conflict minerals, as that term is defined by Rule 13p-1 under the Securities Exchange Act, due to the anticipated presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers (OEM), or from utilization of conflict minerals in manufacturing processes employed by Unisys suppliers. Supplier parts obtained by Unisys are utilized in the assembly of Unisys enterprise servers and other electronic equipment. Unisys is not a vertically integrated manufacturer and instead focuses on systems integration through the purchase of higher level assemblies and OEM products. Unisys is therefore several levels removed from the actual mining of conflict minerals. Unisys does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or an adjoining country. Unisys has a Conflict Minerals Policy that is available on its website at www.unisys.com under "About Unisys" in "Social Responsibility - Conflict Minerals."

REASONABLE COUNTRY OF ORIGIN INQUIRY

Subsequent to Unisys initial assessment that certain supplier parts likely contain conflict minerals, Unisys conducted a reasonable country of origin inquiry (RCOI) to determine which Unisys-utilized parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. Unisys contacted each of its suppliers and asked them to provide information on
(1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Of the 67 suppliers identified as supplying Unisys with product in 2013 and subsequently contacted, 34 replied with some conflict minerals data. Based on those responses, Unisys determined that conflict minerals present in certain of its products, as well as conflict minerals utilized in the production of certain supplier parts, may have originated in the Democratic Republic of the Congo or an adjoining country and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1 under the Securities Exchange Act, Unisys proceeded to engage in due diligence regarding the sources and chain of custody of its conflict minerals.

DUE DILIGENCE - STANDARD UTILIZED

Unisys designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

DUE DILIGENCE - PROCESS

The Unisys due diligence exercise included:

1. Submitting the EICC - GeSI Conflict Minerals Reporting Template to each supplier of parts potentially containing conflict minerals. That template provided a standardized method for Unisys use in the collection of representations, statements and data from Unisys suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in Unisys products for sale to end-use customers.

2. Submitting the EICC-GeSI's Smelter Reference List, which is a compilation of names and locations of known smelters and refiners, to each supplier of parts potentially containing conflict minerals.

3. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as "conflict free" by the EICC-GeSI Conflict Free Sourcing (CFS) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

In numerous instances Unisys received, after repeat inquires, conflicting or incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, Unisys subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, Unisys contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions. When a supplier EICC-GeSI response stated that conflict minerals were sourced from the Democratic Republic of the Congo or an adjoining country and identified the smelter involved, Unisys endeavored to verify whether the smelter referenced by the supplier was identified on the EICC-GeSI Conflict Free Smelter List. If a supplier stated that conflict minerals in its product were not sourced from the Democratic Republic of the Congo or an adjacent country but did not substantiate that information, Unisys proceeded to verify that supplier response. Typically, verification involved a more detailed review of the supplier's smelter response and, where possible, discussion with the supplier. If a supplier's response could not be validated through details provided to Unisys with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Unisys EICC-GeSI template summary.

DUE DILIGENCE - RESULTS

Of the 185 smelters identified, 62 were on the CFS list. Given the fact that not all smelters identified were on the CFS list and the number of supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, Unisys due diligence efforts in 2013 were unable to precisely determine whether or not all supplier parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in the Democratic Republic of the Congo or an adjoining country. As such, Unisys due diligence in 2013 found that Unisys products containing or utilizing conflict minerals are DRC conflict undeterminable.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that Unisys will take in reporting year 2014 to mitigate the risk that Unisys conflict minerals benefit or finance armed groups are as follows:

1. Unisys will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2014;

2. Unisys will again request information and supporting data from each supplier providing parts to Unisys that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3. Unisys will again follow its due diligence process to review and validate supplier responses that are obtained in support of Unisys 2014 conflict minerals reporting.

4. Unisys will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014.

5. Unisys has included a conflict minerals clause in its purchase order standard terms and conditions and is adding a conflict minerals clause to its agreement templates for incorporation in new agreements. Current Unisys agreements will be reviewed and a conflict minerals clause will be added as required.

PRODUCT DESCRIPTION

A list of parts used in Unisys enterprise servers and other electronic equipment for which Unisys solicited supplier information regarding conflict mineral content or conflict mineral use in production is attached as Exhibit A.




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                         Conflict Minerals Report
                                Exhibit A
       Description of Unisys Corporation's 2013 Products (Parts/Supplies)

PRODUCT DESCRIPTION

Sheet Metal & Electro-mechanical Assemblies
Electronic Parts & Assemblies
Fasteners & Labels
Cables & Harnesses
Power Supplies
Computer/Server Products
Network Switches
Printed Circuit Boards (laminates)
Printed Circuit Assemblies
Displays/Monitors
Keyboards
Memory Modules/Security Devices
Molded Plastic Parts
Sheet Metal Parts & Assemblies
Computer Cabinets & Accessories
Power Strips
Thermal Transfer Products
Flex Circuits
Solder